Exhibit 99.1

CureVac Provides Supervisory Board Update

TÜBINGEN, Germany / BOSTON, USA – June 23, 2021 – CureVac N.V. (Nasdaq: CVAC), a global clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that Dr. Ingmar Hoerr, former Founding-CEO and former member of the Supervisory Board of CureVac, has withdrawn his candidacy for nomination to the Supervisory Board. Dr. Hoerr, who had retired from his duties with the company for acute health reasons in March 2020, has stated continuing health problems, which do not allow him to resume his duties.

“I would like to express my deepest gratitude and respect to Ingmar for his vision to advance new vaccine and therapeutic opportunities utilizing mRNA technology, and his tireless dedication in building CureVac around this vision,” said Jean Stéphenne, Chairman of the Supervisory Board of CureVac. “Ingmar’s pioneering work in making mRNA accessible has helped to form the basis of a key technology that is now addressing today’s COVID-19 pandemic as well as future medical challenges in vaccines and therapeutics.”

The Company further announced that Dr. Timothy M. Wright is resigning from his role as Independent Director from CureVac’s Supervisory Board to focus on his own professional endeavors. His resignation will become effective on June 24, 2021. Dr. Wright joined the CureVac Supervisory Board in June 2018 and served as member of the Audit Committee.

“On behalf of our Board of Directors, I wish to thank Timothy for investing his valuable time, talent, passion and wisdom to grow the Company. Timothy’s experience in drug development has helped shape the Company and prepare it for a successful future,” added Jean Stéphenne, Chairman of the Supervisory Board of CureVac.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the Company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: 49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc. and CureVac Swiss AG (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.